Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest
Luther Burbank Corporation - Registrant	California
Luther Burbank Savings	California	100%
Burbank Investor Services	California	100%
Burbank Financial Inc.	California	100%
Luther Burbank Statutory Trust I	Delaware	100% of Common Securities
Luther Burbank Statutory Trust II	Delaware	100% of Common Securities